EXHIBIT 2

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FIRST QUARTER RESULTS

AND EXPECTS SALES OF CCMs TO IMPROVE IN FISCAL 2007

Hong Kong, November 17, 2006 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its net sales and earnings for the first quarter of fiscal 2007 ended June 30, 2006.

Net sales for the first quarter of fiscal 2007 were $17.5 million, compared to $17.7 million for the first quarter of fiscal 2006. Included in net sales for the first quarter of fiscal 2007 were sales of approximately $2.6 million of CMOS (complementary metal oxide semiconductor) camera modules (CCMs), which is a new business that had not commenced in the prior corresponding fiscal period. Net income for the first quarter of fiscal 2007 was $3.3 million, or $0.27 per share, compared to a net loss of $2.7 million, or $0.22 per share, in the prior corresponding fiscal period. Included in net income for the first quarter of fiscal 2007 was a non-recurring gain of approximately $4.5 million, which was reflected in other income, net resulting from the establishment of a joint venture with Anwell Technologies Limited (Anwell) in fiscal 2006. Pursuant to this joint venture, the Company sold a 70% stake in one of its subsidiaries to Anwell in exchange for a $5.6 million convertible note, and the full amount of this note was recognized in the first quarter of fiscal 2007.

John C.K. Sham, President and Chief Executive Officer, said: “At the end of fiscal 2006, we established a joint venture with Anwell to exploit synergies related to the production of organic light emitting diode (OLED) systems. While the accounting gain that resulted from this joint venture was the primary reason for our return to profitability in the first quarter of fiscal 2007, we were also able to reduce our operating loss by approximately $1.2 million in this fiscal quarter, compared to the prior corresponding fiscal quarter. Additionally, our cash and short-term investments increased approximately $0.2 million in the first quarter of fiscal 2007 from our fiscal year ended March 31, 2006.”

Mr. Sham continued, “In the second quarter of fiscal 2006, we took certain steps to reduce our core business overhead in an effort to offset declining margins we experienced last year, and such declines continued into the first quarter of fiscal 2007. Our decision to reduce expenses in our liquid crystal display television (LCD TV) and OLED programs also helped in improving our operating performance in the first quarter of fiscal 2007.”

Mr. Sham concluded, “While sales of our CCMs are expected to increase and grow as a percentage of our total net sales in fiscal 2007, we remain committed to completing our initiatives of reducing costs in our core business, concentrating on new OEM projects, and developing new products to further improve our CCM business. We are cautiously optimistic that we can become an important player in supplying CCMs to the growing cellular phone market and intend to continue dedicating a portion of our resources to further expand our CCM business through the development and marketing of new CCM-related components with broader applications for use in other video imaging devices, such as web cameras and laptop computers.”

Global-Tech Appliances Inc. is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Pentax®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars except per share data)

	Three Months Ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Net sales	$17,503	$17,698
Cost of goods sold	(15,519)	(16,519)
Gross profit	1,984	1,179
Selling, general and administrative expenses	(3,506)	(3,934)
Operating loss	(1,522)	(2,755)
Interest expense	—	(8)
Interest income	479	299
Other income (expense), net	4,416	(200)
Share of loss of a jointly-controlled entity	(57)	—
Income (loss) from operations before income taxes	3,316	(2,664)
Provision for income tax	—	(16)
Net income (loss) before minority interests	3,316	(2,680)
Minority interests	—	13
Net income (loss)	$3,316	$(2,677)

Basic and diluted earnings (loss) per common share	$0.27	$(0.22)

Basic and diluted weighted average number of shares outstanding	12,224	12,224

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	June 30, 2006	March 31, 2006
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$27,313	$27,313
Short-term investments	18,940	18,716
Accounts and bills receivable, net	10,612	8,447
Prepaid expense	204	253
Deposits and other assets	1,529	1,677
Legal claims receivable	4,577	4,577
Inventories	10,354	10,781
Total current assets	73,529	71,764

Interest in a jointly-controlled entity	424	—
Convertible note, net	5,381	—
Interest receivable on convertible note	42	—
Derivative	87	—
Property, plant and equipment, net	21,779	24,165
Land use rights	2,138	2,151
Total assets	$103,380	$98,080

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$37	$37
Accounts payable	6,738	5,075
Salaries and allowances payable	758	588
Other payable and accrued expenses	3,598	3,797
Accrual for contingent losses	5,464	5,464
Income tax payable	3,694	3,730
Total current liabilities	20,289	18,691
Deferred tax liabilities	39	39
Total liabilities	20,328	18,730

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 shares issued as of June 30 and March 31, 2006	129	129
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	83,210	83,031
Retained earnings	4,196	880

Accumulated other comprehensive income (loss)	10	(197)
Less: Treasury stock, at cost, 679,147 shares as of June 30 and March 31, 2006	(4,493)	(4,493)
Total shareholders’ equity	83,052	79,350
Total liabilities and shareholders’ equity	$103,380	$98,080